PENGROWTH ENERGY CORPORATION
BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	September 30, 2014	December 31, 2013
ASSETS
Current Assets
Cash and cash equivalents		$42.0	$448.5
Accounts receivable		161.2	192.3
Fair value of risk management contracts	13	6.5	—
		209.7	640.8
Fair value of risk management contracts	13	35.3	23.1
Other assets	13	58.2	59.7
Property, plant and equipment	3	5,130.7	4,817.6
Exploration and evaluation assets	4	423.4	419.3
Goodwill	5	654.2	672.7
TOTAL ASSETS		$6,511.5	$6,633.2

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$317.0	$353.2
Dividends payable		21.2	20.9
Fair value of risk management contracts	13	61.1	70.3
Current portion of long term debt	6	80.0	—
Current portion of convertible debentures		98.1	98.7
Current portion of provisions	7	24.6	17.1
		602.0	560.2
Fair value of risk management contracts	13	30.6	22.2
Convertible debentures		137.2	137.3
Long term debt	6	1,403.7	1,412.7
Provisions	7	644.4	594.4
Deferred income taxes	8	212.1	218.1
		3,030.0	2,944.9
Shareholders' Equity
Shareholders' capital	9	4,747.4	4,693.1
Contributed surplus		29.4	28.0
Deficit		(1,295.3)	(1,032.8)
		3,481.5	3,688.3
Commitments	15
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$6,511.5	$6,633.2
See accompanying notes to the Financial Statements.

PENGROWTH Third Quarter 2014 Financial Results	1

PENGROWTH ENERGY CORPORATION
STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013
REVENUES
Oil and gas sales		$369.1	$439.6	$1,205.4	$1,249.7
Royalties, net of incentives		(65.5)	(72.6)	(217.4)	(212.3)
		303.6	367.0	988.0	1,037.4
Realized loss on commodity risk management	13	(28.6)	(25.4)	(117.8)	(39.3)
Unrealized gain (loss) on commodity risk management	13	121.6	(17.9)	(4.2)	(47.9)
		396.6	323.7	866.0	950.2
EXPENSES
Operating		102.4	125.6	320.9	373.3
Transportation		6.5	8.4	22.1	21.6
General and administrative		25.6	24.4	76.5	78.6
Depletion, depreciation and amortization	3	128.5	135.7	389.3	443.9
		263.0	294.1	808.8	917.4
OPERATING INCOME		133.6	29.6	57.2	32.8

Other (income) expense items
Unrealized loss on investment		5.0	—	5.0	15.0
(Gain) loss on disposition of properties		(19.7)	154.0	(1.9)	167.7
Unrealized foreign exchange (gain) loss	14	42.7	(16.4)	49.2	34.8
Realized foreign exchange (gain) loss	14	(0.8)	0.1	0.7	(1.3)
Interest and financing charges		17.2	23.7	56.9	72.8
Accretion	7	4.5	4.9	14.4	15.6
Other (income) expense		(0.1)	2.9	11.7	8.6
INCOME (LOSS) BEFORE TAXES		84.8	(139.6)	(78.8)	(280.4)
Deferred income tax (reduction) expense	8	32.6	(32.3)	(6.0)	(54.6)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$52.2	$(107.3)	$(72.8)	$(225.8)
NET INCOME (LOSS) PER SHARE	12
Basic		$0.10	$(0.21)	$(0.14)	$(0.44)
Diluted		$0.10	$(0.21)	$(0.14)	$(0.44)
See accompanying notes to the Financial Statements.

PENGROWTH Third Quarter 2014 Financial Results	2

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$52.2	$(107.3)	$(72.8)	$(225.8)
Non-cash items
Depletion, depreciation, amortization and accretion		133.0	140.6	403.7	459.5
Deferred income tax (reduction) expense	8	32.6	(32.3)	(6.0)	(54.6)
Unrealized foreign exchange (gain) loss	14	42.7	(16.4)	49.2	34.8
Unrealized (gain) loss on commodity risk management	13	(121.6)	17.9	4.2	47.9
Share based compensation		5.0	4.4	13.4	12.5
Unrealized loss on investment		5.0	—	5.0	15.0
(Gain) loss on disposition of properties		(19.7)	154.0	(1.9)	167.7
Other items		(0.2)	0.6	(4.9)	(0.3)
Derivative settlement on senior note repayment		—	—	—	(1.7)
Funds flow from operations		129.0	161.5	389.9	455.0
Interest and financing charges		17.2	23.7	56.9	72.8
Expenditures on remediation	7	(4.9)	(7.6)	(17.4)	(21.9)
Change in non-cash operating working capital	11	24.9	(17.2)	29.3	4.6
		166.2	160.4	458.7	510.5
FINANCING
Dividends paid		(63.5)	(62.2)	(189.4)	(185.7)
Long term debt (repayment) and related derivative settlement		—	—	—	(209.6)
Interest paid		(30.9)	(31.9)	(82.4)	(79.5)
Other financing cost		—	(1.1)	—	(1.1)
Proceeds from equity issues, including DRIP		13.1	11.0	41.1	33.2
		(81.3)	(84.2)	(230.7)	(442.7)
INVESTING
Capital expenditures		(191.9)	(176.2)	(645.2)	(456.1)
Property acquisitions		(13.7)	(3.0)	(15.8)	(3.9)
Proceeds on property dispositions		43.0	626.4	63.5	952.4
Other items		(1.5)	(1.9)	(6.6)	(6.0)
Change in non-cash investing working capital	11	(12.0)	25.1	(30.4)	26.1
		(176.1)	470.4	(634.5)	512.5
CHANGE IN CASH AND CASH EQUIVALENTS		(91.2)	546.6	(406.5)	580.3
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		133.2	36.4	448.5	2.7
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$42.0	$583.0	$42.0	$583.0
See accompanying notes to the Financial Statements.

PENGROWTH Third Quarter 2014 Financial Results	3

PENGROWTH ENERGY CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013
SHAREHOLDERS' CAPITAL	9
Balance, beginning of period		$4,734.3	$4,667.5	$4,693.1	$4,634.8
Share based compensation		—	0.5	14.8	11.0
Issued under DRIP		13.1	11.0	39.5	33.2
Balance, end of period		4,747.4	4,679.0	4,747.4	4,679.0

CONTRIBUTED SURPLUS
Balance, beginning of period		24.0	21.3	28.0	22.9
Share based compensation		5.4	4.8	14.6	13.7
Exercise of share based compensation awards		—	(0.5)	(13.2)	(11.0)
Balance, end of period		29.4	25.6	29.4	25.6

DEFICIT
Balance, beginning of period		(1,283.9)	(709.6)	(1,032.8)	(467.4)
Net income (loss)		52.2	(107.3)	(72.8)	(225.8)
Dividends declared		(63.6)	(62.3)	(189.7)	(186.0)
Balance, end of period		(1,295.3)	(879.2)	(1,295.3)	(879.2)

TOTAL SHAREHOLDERS' EQUITY		$3,481.5	$3,825.4	$3,481.5	$3,825.4
See accompanying notes to the Financial Statements.

PENGROWTH Third Quarter 2014 Financial Results	4

PENGROWTH ENERGY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED SEPTEMBER 30, 2014 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.
The Financial Statements for the three and nine months ended September 30, 2014 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2013 annual Financial Statements. All accounting policies and methods of computation followed in the preparation of these Financial Statements are consistent with the December 31, 2013 annual Financial Statements, except as noted in Note 2 to these Financial Statements.
The Financial Statements should be read in conjunction with the audited Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2013.
The Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on October 30, 2014.

2.	ACCOUNTING PRONOUNCEMENTS ADOPTED
On January 1, 2014, Pengrowth adopted amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”) relating to offsetting financial assets and financial liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. The retrospective adoption of this standard had no impact on the amounts recorded in the Financial Statements.
On January 1, 2014, Pengrowth adopted IFRIC 21 Levies ("IFRIC 21"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. The retrospective adoption of this interpretation had no impact on the amounts recorded in the Financial Statements.

PENGROWTH Third Quarter 2014 Financial Results	5

3.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2012	$7,349.4	$74.2	$7,423.6
Additions to PP&E	705.4	4.6	710.0
Property acquisitions	16.0	—	16.0
Transfer from E&E assets (note 4)	144.3	—	144.3
Change in asset retirement obligations	(169.6)	—	(169.6)
Divestitures	(1,457.8)	—	(1,457.8)
Balance, December 31, 2013	$6,587.7	$78.8	$6,666.5
Additions to PP&E	668.1	3.9	672.0
Property acquisitions	15.8	—	15.8
Change in asset retirement obligations	117.3	—	117.3
Divestitures	(153.4)	—	(153.4)
Balance, September 30, 2014	$7,235.5	$82.7	$7,318.2

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2012	$1,450.9	$56.5	$1,507.4
Depletion and amortization for the period	567.6	7.0	574.6
Divestitures	(233.1)	—	(233.1)
Balance, December 31, 2013	$1,785.4	$63.5	$1,848.9
Depletion and amortization for the period	384.0	5.3	389.3
Divestitures	(50.7)	—	(50.7)
Balance, September 30, 2014	$2,118.7	$68.8	$2,187.5

Net book value	Oil and natural gas assets	Other equipment	Total
As at September 30, 2014	$5,116.8	$13.9	$5,130.7
As at December 31, 2013	$4,802.3	$15.3	$4,817.6
During the nine months ended September 30, 2014, $11.7 million (September 30, 2013 – $12.1 million) of directly attributable general and administrative costs were capitalized to PP&E.
The calculation of depletion for the nine months ended September 30, 2014 excluded certain capital from the construction phase of the Lindbergh thermal project ("Lindbergh Project") of $788.3 million (September 30, 2013 – $244.8 million).
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the nine months ended September 30, 2014, $21.1 million (September 30, 2013 – $2.8 million) of interest was capitalized on the Lindbergh Project to PP&E using a capitalization rate of 5.7 percent (September 30, 2013 – 5.7 percent).

4.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2012	$563.6
Transfer to PP&E	(144.3)
Balance, December 31, 2013	$419.3
Additions	4.1
Balance, September 30, 2014	$423.4

PENGROWTH Third Quarter 2014 Financial Results	6

5.	GOODWILL

Cost or deemed cost
Balance, December 31, 2012	$700.7
Divestitures	(28.0)
Balance, December 31, 2013	$672.7
Divestitures	(18.5)
Balance, September 30, 2014	$654.2

6.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	September 30, 2014	December 31, 2013
U.S. dollar denominated senior unsecured notes:
71.5 million at 4.67 percent due May 2015	$80.0	$75.9
400 million at 6.35 percent due July 2017	447.3	424.6
265 million at 6.98 percent due August 2018	296.2	281.1
35 million at 3.49 percent due October 2019	39.0	37.1
115.5 million at 5.98 percent due May 2020	129.0	122.4
105 million at 4.07 percent due October 2022	117.1	111.1
195 million at 4.17 percent due October 2024	217.4	206.3
	$1,326.0	$1,258.5
U.K. pound sterling denominated unsecured notes:
50 million at 5.46 percent due December 2015	$90.7	$88.0
15 million at 3.45 percent due October 2019	27.1	26.3
	$117.8	$114.3
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 2018	$15.0	$15.0
25 million at 4.74 percent due October 2022	24.9	24.9
	$39.9	$39.9
Total long term debt	$1,483.7	$1,412.7

Current portion of long term debt	$80.0	$—
Non-current portion of long term debt	1,403.7	1,412.7
	$1,483.7	$1,412.7
Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity which is currently July 26, 2017.
This facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At September 30, 2014, the available facility was undrawn (December 31, 2013 – $nil) and letters of credit in the amount of $33.3 million (December 31, 2013 – $35.8 million) were outstanding.

PENGROWTH Third Quarter 2014 Financial Results	7

BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At September 30, 2014, this facility was undrawn (December 31, 2013 – $nil) and reduced by $0.8 million of outstanding letters of credit (December 31, 2013 – $0.8 million). When utilized together with any overdraft amounts, this facility would appear on the Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at September 30, 2014. On January 24, 2014, certain of the credit facility covenants were amended until December 31, 2015. The financial covenants are now substantially similar between the credit facilities and the senior unsecured notes. The covenant amendments were obtained as a proactive step while Pengrowth completes construction of the first 12,500 bbl/d commercial phase of Lindbergh.

7.	PROVISIONS
Provisions are composed of Asset Retirement Obligations ("ARO") and contract & other liabilities. The following provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2012	$868.9	$6.7	$875.6
Incurred during the period	4.2	—	4.2
Property acquisitions	3.1	—	3.1
Property dispositions	(84.0)	—	(84.0)
Revisions due to discount rate changes (1)	(195.0)	—	(195.0)
Provisions settled	(29.6)	—	(29.6)
Other revisions	18.1	—	18.1
Accretion (amortization)	20.5	(1.4)	19.1
Balance, December 31, 2013	$606.2	$5.3	$611.5
Incurred during the period	6.4	4.3	10.7
Property acquisitions	3.0	—	3.0
Property dispositions	(59.6)	—	(59.6)
Revisions due to discount rate changes (2)	107.9	—	107.9
Provisions settled	(17.4)	(0.2)	(17.6)
Other revisions	—	(0.1)	(0.1)
Accretion (amortization)	14.4	(1.2)	13.2
Balance, September 30, 2014	$660.9	$8.1	$669.0

(1)	Relates to the change in the risk free discount rate from 2.5 percent to 3.25 percent. The offset is recorded in PP&E.

(2)	Relates to the change in the risk free discount rate from 3.25 percent to 2.7 percent. The offset is recorded in PP&E.

As at September 30, 2014
Current	$22.0	$2.6	$24.6
Long term	638.9	5.5	644.4
	$660.9	$8.1	$669.0

As at December 31, 2013
Current	$15.0	$2.1	$17.1
Long term	591.2	3.2	594.4
	$606.2	$5.3	$611.5

PENGROWTH Third Quarter 2014 Financial Results	8

The following assumptions were used to estimate the ARO liability:

	As at
	September 30, 2014	December 31, 2013
Total escalated future costs	2,007.8	2,122.5
Discount rate, per annum	2.7%	3.25%
Inflation rate, per annum	1.5%	1.5%

8.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax reduction calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Nine months ended
	September 30, 2014	September 30, 2013
Loss before taxes	$(78.8)	$(280.4)
Combined federal and provincial tax rate	25.30%	25.31%
Expected income tax reduction	$(19.9)	$(71.0)
Foreign exchange loss (1)	4.7	5.9
Loss on investments (2)	0.6	1.9
Other including share based compensation and goodwill	8.6	8.6
Deferred income tax reduction	$(6.0)	$(54.6)

(1)	Reflects the 50% non-taxable portion of foreign exchange gains and losses and related risk management contracts.

(2)	Reflects the 50% non-taxable portion of investment gains and losses.

9.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Nine months ended		Year ended
	September 30, 2014		December 31, 2013
(Common shares - 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	522,031	$4,693.1	511,804	$4,634.8
Share based compensation (cash exercised)	257	1.6	336	2.1
Share based compensation (non-cash exercised)	1,985	13.2	1,260	11.3
Issued for cash under Dividend Reinvestment Plan ("DRIP")	5,875	39.5	8,631	44.9
Balance, end of period	530,148	$4,747.4	522,031	$4,693.1

10.	SHARE BASED COMPENSATION PLANS
A rolling maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at September 30, 2014, the number of shares issuable under the share based compensation plans, in aggregate, represents 2.2 percent of the issued and outstanding common shares, which is within the limit.

PENGROWTH Third Quarter 2014 Financial Results	9

Share based compensation expense is composed of the following:

	Nine months ended
	September 30, 2014	September 30, 2013
Share based compensation	$15.3	$13.7
Amounts capitalized in the period	(1.2)	(1.2)
Share based compensation expense included in net income (loss)	$14.1	$12.5

LONG TERM INCENTIVE PLAN ("LTIP")
The following provides a continuity of the share settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2012	1,724	1,958	136
Granted	2,611	3,299	161
Forfeited	(439)	(483)	—
Exercised	(2)	(689)	(34)
Performance adjustment	(163)	—	—
Deemed DRIP	303	328	21
Outstanding, December 31, 2013	4,034	4,413	284
Granted	1,897	2,330	—
Forfeited	(229)	(239)	—
Exercised	(275)	(1,706)	—
Performance adjustment	108	—	—
Deemed DRIP	261	246	15
Outstanding, September 30, 2014	5,796	5,044	299

PREVIOUS LONG TERM INCENTIVE PLANS
As at September 30, 2014, the number of share units outstanding under the Deferred Entitlement Share Units Plan was 287,438 share units (December 31, 2013 - 275,409 share units) and the number of share unit options outstanding under the Common Share Rights Incentive Plan was 52,251 share unit options (December 31, 2013 - 496,918 share unit options).
CASH SETTLED DEFERRED SHARE UNITS ("DSUs")
Commencing in 2014, the Board of Directors receive cash-settled DSUs in place of the previous share-settled DSUs. Each cash-settled DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of notional dividends) to be paid upon the individual ceasing to be a Director for any reason. Compensation expense associated with the cash-settled DSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled DSUs outstanding at each period end. Compensation expense is recognized in the Statements of Income (Loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. As at September 30, 2014, the number of cash-settled DSUs outstanding are 124,222 units (December 31, 2013 - nil) with a corresponding long term liability of $0.7 million (December 31, 2013 - $nil).

PENGROWTH Third Quarter 2014 Financial Results	10

11.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Nine months ended
	September 30		September 30
Cash provided by (used for):	2014	2013	2014	2013
Accounts receivable	$47.5	$15.4	$31.1	$14.0
Accounts payable	(22.6)	(32.6)	(1.8)	(9.4)
	$24.9	$(17.2)	$29.3	$4.6
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Nine months ended
	September 30		September 30
Cash provided by (used for):	2014	2013	2014	2013
Accounts receivable	$—	$(8.8)	$—	$(8.8)
Accounts payable, including capital accruals	(12.0)	33.9	(30.4)	34.9
	$(12.0)	$25.1	$(30.4)	$26.1

12.	AMOUNTS PER SHARE
The following reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended		Nine months ended
	September 30		September 30
(000's)	2014	2013	2014	2013
Weighted average number of shares – basic	529,105	518,802	526,570	516,170
Dilutive effect of share based compensation plans	7,651	—	—	—
Weighted average number of shares – diluted	536,756	518,802	526,570	516,170
For the three and nine months ended September 30, 2014, 0.1 million shares and 7.4 million shares, respectively, (6.2 million and 5.0 million shares for the three and nine months ended September 30, 2013) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

Further, for the three and nine months ended September 30, 2014, 23.0 million shares (23.0 million shares for the three and nine months ended September 30, 2013) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

PENGROWTH Third Quarter 2014 Financial Results	11

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
COMMODITY PRICE CONTRACTS
As at September 30, 2014, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Swaps
Reference point	Volume (bbl/d)	Remaining term	Price per bbl		Settlement currency
Financial:
Edmonton Light Sweet	2,500	Oct 1, 2014 - Dec 31, 2014	Cdn WTI less $8.87		Cdn
Edmonton Light Sweet	500	Oct 1, 2014 - Mar 31, 2015	Cdn WTI less $8.90		Cdn
Edmonton Light Sweet	1,000	Jan 1, 2015 - Mar 31, 2015	Cdn WTI less $8.70		Cdn
WTI	23,000	Oct 1, 2014 - Dec 31, 2014	$94.51		Cdn
WTI	13,000	Jan 1, 2015 - Dec 31, 2015	$92.77		Cdn
WTI	12,500	Jan 1, 2015 - Jun 30, 2015	$95.76		Cdn
WTI	13,000	Jul 1, 2015 - Dec 31, 2015	$94.60		Cdn
WTI	18,500	Jan 1, 2016 - Mar 31, 2016	$95.56		Cdn
WTI	14,000	Apr 1, 2016 - Jun 30, 2016	$95.04		Cdn
WTI	12,000	Jul 1, 2016 - Sep 30, 2016	$95.37		Cdn
WTI	11,500	Oct 1, 2016 - Dec 31, 2016	$95.20		Cdn
Puts
Reference point	Volume (bbl/d)	Remaining term	Price per bbl	Premium payable per bbl	Settlement currency
Financial:
WTI	500	Jan 1, 2015 - Mar 31, 2015	$97.25	$3.25	Cdn
WTI	500	Apr 1, 2015 - Jun 30, 2015	$97.25	$3.18	Cdn
WTI	4,000	Jan 1, 2016 - Mar 31, 2016	$90.00	$3.30	Cdn
Natural Gas:
Swaps
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu		Settlement currency
Financial:
AECO	113,738	Oct 1, 2014 - Dec 31, 2014	$3.79		Cdn
NGI Chicago Index	5,000	Oct 1, 2014 - Dec 31, 2014	$4.27		Cdn
AECO	75,825	Jan 1, 2015 - Dec 31, 2015	$3.79		Cdn
AECO	2,370	Jan 1, 2015 - Mar 31, 2015	$3.85		Cdn
NGI Chicago Index	7,500	Jan 1, 2015 - Dec 31, 2015	$4.50		Cdn
AECO	14,217	Jan 1, 2016 - Dec 31, 2016	$3.82		Cdn
AECO	21,326	Jan 1, 2016 - Mar 31, 2016	$4.10		Cdn
AECO	4,739	Apr 1, 2016 - Jun 30, 2016	$3.72		Cdn
AECO	4,739	Jul 1, 2016 - Sep 30, 2016	$3.70		Cdn
AECO	11,848	Oct 1, 2016 - Dec 31, 2016	$3.79		Cdn
AECO	7,109	Jan 1, 2017 - Dec 31, 2017	$4.22		Cdn
Puts
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu	Premium payable per MMBtu	Settlement currency
Financial:
AECO	4,739	Jan 1, 2016 - Mar 31, 2016	$3.93	$0.43	Cdn
AECO	4,739	Jan 1, 2016 - Jun 30, 2016	$3.59	$0.25	Cdn

PENGROWTH Third Quarter 2014 Financial Results	12

Commodity Price Sensitivity on Risk Management Contracts as at September 30, 2014

Oil	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Unrealized pre-tax gain (loss) on oil risk management	$(17.0)	$17.0
Natural gas	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Unrealized pre-tax gain (loss) on natural gas risk management	$(13.3)	$13.3
As at close September 30, 2014, the AECO gas spot price was $4.12/MMBtu (September 30, 2013 – $1.92/MMBtu). The WTI prompt monthly price was Cdn$102.10/bbl (September 30, 2013 – Cdn$105.43/bbl).

Physical Delivery Contracts
As at September 30, 2014, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Financial Statements.

Crude Oil:
Reference point	Volume (bbl/d)	Remaining term	Price per bbl
Edmonton Light Sweet	3,039	Oct 1, 2014 - Dec 31, 2014	Cdn WTI less $8.72
Edmonton Light Sweet	2,098	Oct 1, 2014 - Mar 31, 2015	Cdn WTI less $8.83
Edmonton Light Sweet	1,000	Jan 1, 2015 - Mar 31, 2015	Cdn WTI less $8.70

POWER PRICE CONTRACTS
As at September 30, 2014, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference point	Volume (MW)	Remaining term	Price per MWh	Settlement currency
Financial:
AESO	55	Oct 1, 2014 - Dec 31, 2014	$55.63	Cdn
AESO	40	Jan 1, 2015 - Dec 31, 2015	$49.53	Cdn
AESO	10	Jan 1, 2016 - Dec 31, 2016	$50.00	Cdn
As at close September 30, 2014, the Alberta power pool spot price was $25.05/MWh (September 30, 2013 – $52.92/MWh). The average Alberta power pool price was $64.34/MWh for the three months ended September 30, 2014 (September 30, 2013 – $83.61/MWh).
Power Price Sensitivity on Risk Management Contracts as at September 30, 2014
Each Cdn$1/MWh change in future power prices would result in a pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at September 30, 2014 of approximately $0.6 million.
FOREIGN EXCHANGE CONTRACTS
U.K. pound sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50	December 2015	0.50
15	October 2019	0.63

PENGROWTH Third Quarter 2014 Financial Results	13

U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50	70%	0.98
Swap	July 2017	400	250	63%	0.97
Swap	August 2018	265	125	47%	0.96
Swap	October 2019	35	15	43%	0.94
Swap	May 2020	115.5	20	17%	0.95
No contracts	October 2022	105	—	—	—
No contracts	October 2024	195	—	—	—
		1,187	460	39%

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at September 30, 2014	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Statements of Income (Loss)	$7.3	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at September 30, 2013	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Statements of Income (Loss)	$7.3	$—
Interest Rate Sensitivity
Bank Interest Cost
As at September 30, 2014 and 2013, Pengrowth had no floating rate debt outstanding, therefore Pengrowth had no interest rate risk.

PENGROWTH Third Quarter 2014 Financial Results	14

Summary of Gains and Losses on Risk Management Contracts
The following tables provide details of the fair value of risk management contracts that appear on the Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Statements of Income (Loss).

As at and for the nine month period ended September 30, 2014	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$—	$1.1	$5.4	$6.5
Non-current portion of risk management assets	—	—	35.3	35.3
Current portion of risk management liabilities	(60.4)	—	(0.7)	(61.1)
Non-current portion of risk management liabilities	(23.8)	—	(6.8)	(30.6)
Risk management assets (liabilities), end of period	$(84.2)	$1.1	$33.2	$(49.9)
Less: Risk management assets (liabilities) at beginning of period	(80.0)	(1.4)	12.0	(69.4)
Unrealized gain (loss) on risk management contracts for the period	$(4.2)	$2.5	$21.2	$19.5
Realized gain (loss) on risk management contracts for the period	(117.8)	0.1	(0.9)	(118.6)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(122.0)	$2.6	$20.3	$(99.1)

As at and for the nine month period ended September 30, 2013	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$0.3	$0.6	$—	$0.9
Non-current portion of risk management assets	4.0	0.1	11.1	15.2
Current portion of risk management liabilities	(45.0)	(0.3)	(1.2)	(46.5)
Non-current portion of risk management liabilities	(0.2)	—	(15.7)	(15.9)
Risk management assets (liabilities), end of period	$(40.9)	$0.4	$(5.8)	$(46.3)
Less: Risk management assets (liabilities) at beginning of period	7.0	(0.8)	(17.8)	(11.6)
Unrealized gain (loss) on risk management contracts for the period	$(47.9)	$1.2	$12.0	$(34.7)
Realized gain (loss) on risk management contracts for the period	(39.3)	3.6	1.5	(34.2)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(87.2)	$4.8	$13.5	$(68.9)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Statements of Income (Loss).

(2)	Unrealized gains and losses are included in other (income) expense and interest expense, respectively. Realized gains and losses are included in operating expense and interest expense, respectively.

(3)	Unrealized and realized gains and losses are included as part of separate line items in the Statements of Income (Loss).

PENGROWTH Third Quarter 2014 Financial Results	15

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and minority investment in a private company are equal to their carrying amount as these assets are carried at their estimated fair value.

The following tables provide fair value measurement information for financial assets and liabilities:

			Fair value measurements using:
As at September 30, 2014	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$58.2	$58.2	$58.2	$—	$—
Fair value of risk management contracts	41.8	41.8	—	41.8	—

Financial Liabilities
Convertible debentures	235.3	241.1	241.1	—	—
U.S. dollar denominated senior unsecured notes	1,326.0	1,403.3	—	1,403.3	—
Cdn dollar senior unsecured notes	39.9	40.9	—	40.9	—
U.K. pound sterling denominated unsecured notes	117.8	121.0	—	121.0	—
Fair value of risk management contracts	91.7	91.7	—	91.7	—

			Fair value measurements using:
As at December 31, 2013	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$54.7	$54.7	$54.7	$—	$—
Fair value of risk management contracts	23.1	23.1	—	23.1	—
Investment in private corporation	5.0	5.0	—	—	5.0

Financial Liabilities
Convertible debentures	236.0	240.0	240.0	—	—
U.S. dollar denominated senior unsecured notes	1,258.5	1,333.2	—	1,333.2	—
Cdn dollar senior unsecured notes	39.9	39.6	—	39.6	—
U.K. pound sterling denominated unsecured notes	114.3	118.6	—	118.6	—
Fair value of risk management contracts	92.5	92.5	—	92.5	—

PENGROWTH Third Quarter 2014 Financial Results	16

14.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013
Currency exchange rate ($1Cdn = $U.S.) at period end	$0.89	$0.97	$0.89	$0.97
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	$63.9	$(26.1)	$67.0	$43.5
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt	(0.7)	4.5	3.4	3.3
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$63.2	$(21.6)	$70.4	$46.8
Unrealized (gain) loss on U.S. foreign exchange risk management contracts	$(20.8)	$9.8	$(17.6)	$(9.0)
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	0.3	(4.6)	(3.6)	(3.0)
Total unrealized (gain) loss on foreign exchange risk management contracts	$(20.5)	$5.2	$(21.2)	$(12.0)
Total unrealized foreign exchange (gain) loss	$42.7	$(16.4)	$49.2	$34.8
Total realized foreign exchange (gain) loss	$(0.8)	$0.1	$0.7	$(1.3)

15.	COMMITMENTS
Pengrowth entered into a lease amendment and extension agreement with respect to its Calgary head office lease effective March 31, 2014. The agreement saw two floors returned to the landlord in 2014 and extended the existing lease term for the remaining floors from 2018 to 2025, resulting in an additional operating lease commitment over the extended term of approximately $57 million.
Pengrowth entered into a transportation agreement in the third quarter of 2014 with Husky Energy in preparation for the anticipated Lindbergh production growth resulting in an additional commitment of approximately $161 million from 2015 to 2025.

PENGROWTH Third Quarter 2014 Financial Results	17